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[First Indiana Corporation logo]


                                                               December 19, 2001

                                                For Further Information Contact:

                                             William J. Brunner - (317) 269-1614

                                                           FOR IMMEDIATE RELEASE


            First Indiana Announces Increases in Loan Loss Provision
                            and Non-Interest Expense

         (Indianapolis) - First Indiana Corporation announced today that its principal subsidiary, First Indiana Bank, N.A., will increase its provision for loan losses by approximately $6 million over the third quarter 2001 provision of $2.5 million. This reflects management's expectation that loan charge-offs during the fourth quarter will be approximately $7 million.

         The charge-offs result from several business loan relationships and are indicative of the current economic environment. The largest of the loans involved had previously been classified as impaired. A specific reserve against this loan had already been established and reflected in the Corporation's financial statements for the year ended December 31, 2000.

         "We believe that our increased provision for loan losses is appropriate at this time," said Marni McKinney, Vice Chairman and Chief Executive Officer, "but we will continue to examine the adequacy of our allowance for loan losses in light of the current economic environment."


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First Indiana Announces Increase in Loan Loss Provision and Non-Interest Expense
December 19, 2001
Page 2


         Separately, the Corporation announced an expected charge to non-interest expense and an increase in the Bank's non-performing assets as a result of overdrafts by a commercial banking customer. The customer has agreed to provide collateral to support full repayment of the overdrafts, but because of current uncertainty about some of the collateral, the Corporation expects to record a charge to its non-interest expense of approximately $4 million for the fourth quarter of 2001. The Bank will add to its non-performing assets both the overdrafts and the customer's existing loans with the Bank, together approximating $8 million. "We are undertaking a thorough review of our deposit operations policies and procedures in light of these events," said Ms.McKinney.

         Although the Corporation has previously reported unaudited third quarter 2001 year to date net earnings of $20.4 million, or $1.56 per diluted share, the effect of the above actions is likely to consume the Corporation's net earnings for the fourth quarter of 2001.

         First Indiana Corporation (NASD - FISB) is the holding company for First Indiana Bank, N.A., the largest bank headquartered in Indianapolis. Founded in 1915, First Indiana Bank is a full-service national bank offering comprehensive financial solutions to businesses and individuals. Through Somerset Financial Services and FirstTrust Indiana, First Indiana offers a full array of tax planning, consulting, wealth management, and investment advisory and trust services. First Indiana Bank has $2.1 billion in assets, $213 million in capital, and 26 offices in

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First Indiana Announces Increase in Loan Loss Provision and Non-Interest Expense
December 19, 2001
Page 3


Central Indiana. The Bank also has construction and consumer loan offices in Indiana and in Arizona, Florida, Illinois, North Carolina, Oregon, and Ohio. First Indiana also originates consumer loans in 46 states through a national network. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.

         Statements contained in this news release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. First Indiana intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe-harbor provisions. The Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and involves a number of risks and uncertainties. In particular, among the factors that could cause actual results to differ materially are changes in interest rates, changes in the financial situation of borrowers, loss of deposits and loan demand to other savings and financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, or unanticipated results in pending legal proceedings or regulatory filings. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

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